ITERIS, INC.
1700 Carnegie Avenue, Suite 100
Santa Ana, CA 92705

September 10, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Re:                               Iteris, Inc.
Form 10-K for the fiscal year ended March 31, 2010
Filed May 21, 2010
File No. 001-08762

Dear Mr. Spirgel:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 26, 2010 (the “SEC Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”) filed by Iteris, Inc. (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.

*****

Form 10-K for the fiscal year ended March 31, 2010

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements, page 40

Note 5.  Income Tax, page 48

1.                                      Please advise us of, and provide in future filings, the total valuation allowance recognized for deferred tax assets.  See ASC 740-10-50-2.

Response:  As of March 31, 2010 and 2009, we determined that it is more likely than not that our deferred tax assets will be realized and, therefore, no valuation allowance was recorded for either year.  In making such a determination we reviewed all available positive and negative evidence, including reversal of tax liabilities, potential carrybacks, projected future taxable income, tax planning strategies and our recent financial performance.  In future filings, we will more clearly indicate the lack of a valuation allowance for our deferred tax assets or indicate the amount of valuation allowance recognized, and rationale for re-establishing the allowance, should our analysis indicate the need for one.

2.                                      As it is not otherwise evident from the disclosures discussed in this section or the MD&A, please advise us of, and provide in future filings, the nature and effect of the change in the deferred tax asset valuation allowance and any other significant matters affecting comparability of information for all periods presented.

Response:  Because there was no valuation allowance recorded for either year presented, there was no change to discuss in the footnotes to the consolidated financial statements or in the MD&A.  As noted above, in future filings, we will more clearly indicate the lack of a valuation allowance for our deferred tax assets and, should a valuation allowance be re-established, we will discuss the nature and effect of the change in both the income tax footnote and the MD&A as appropriate.

Definitive Proxy Statement filed on July 29, 2010

Executive Compensation, page 13

3.                                      From the last two paragraphs on page 14, we note you use the TechAmerica annual survey of executive compensation to set material elements of your compensation such as base salaries.  Please disclose all of the constituent companies that make up any peer groups or surveys that you use.  To provide clearer disclosure, if the list of constituent companies is extensive, please consider disclosing the companies in an appendix and referring the reader to the appendix.

Response:  As a member of TechAmerica, the Company has access to TechAmerica’s annual survey of executive compensation.  The survey provides information with respect to companies by revenue, geographic region, ownership (i.e., whether the company is public or private) and certain other parameters, but does not disclose or provide information regarding the constituent companies.  In addition, while the Compensation Committee does review the information contained in the TechAmerica surveys, it only uses the survey to gain a general understanding of the current compensation practices of technology companies that are similarly situated in terms of revenue and location.  The Company does not target any element of the executive’s compensation package to fall within a set percentile, and the survey is only one of several factors considered by the Company in setting the compensation for its named executive officers (“NEOs”).

4.                                      From the second paragraph on page 15, we note the annual cash bonus is divided into corporate and individual components where the corporate component uses total revenue and operating income performance targets for your CEO and CFO and business unit performance targets, as well as total revenue and operating income performance targets, for your other named executive officers.  However, you have not disclosed these performance targets.  Please disclose all of your performance targets.

Response:  Corporate and business unit performance targets for the annual cash bonus for NEOs for the fiscal year ended March 31, 2010 (“Fiscal 2010”) were as follows:

Performance Component**	No Bonuses At or Below	Target	Maximum
	(in thousands)
Corporate Revenue	$65,200	$77,900	$80,000
Corporate Operating Income	$4,750	$6,800	$7,500
Transportation Systems Revenue	$31,100	$34,600	$36,500
Transportation Systems Operating Income	$2,200	$2,800	$3,150
Roadway and Vehicle Sensors Revenue	$37,850	$43,300	$45,800
Roadway and Vehicle Sensors Operating Income	$3,600	$4,550	$5,300

**          The corporate revenue and operating income goals were applicable to each NEO; the Transportation Systems revenue and operating income goals were applicable to Alan Clelland; and the Sensors revenue and operating income goals were applicable to Greg McKhann and Todd Kreter.

As disclosed in the Company’s proxy statement for the 2010 Annual Meeting of Stockholders (the “2010 Proxy”), in Fiscal 2010, the Company did not achieve the corporate and business unit performance goals set by the Compensation Committee for the annual cash bonus, and therefore no amounts were payable to any of the NEOs with respect to the portion of the bonus relating to such performance.  The bonuses awarded to NEOs for Fiscal 2010 related solely to the discretionary portion of the bonuses, based on individual achievement of qualitative objectives.

5.                                      Similarly, as you discuss in the fourth paragraph on page 15, please provide more detail on the individual objectives of your NEOs other than your CEO and CFO.

Response:  The individual objectives for the other NEOs are largely broad, general, qualitative objectives for the business unit for which the NEO is responsible.  The objectives for Alan Clelland, the Company’s Senior VP of Transportation Systems, generally included attracting the necessary staff to implement the Company’s plan for the business segment, focusing on strategic initiatives and M&A opportunities, improving efficiency and reducing costs as well as improving profitability, expanding the existing offices and opening new ones as appropriate, and working with the other business segments in joint marketing, business development and procurement of contracts.  The objectives for Greg McKhann, the Company’s Senior VP of Sensors Sales and Marketing, generally included focusing on sales and marketing activities for the Sensors unit as well as strategies to boost market penetration, organizing and implementing greater outreach, including by visiting a larger number of customers, hiring appropriate personnel for different markets, preparing and executing launch plans for new products, and working with the other business segments in joint marketing, business development and procurement of contracts.  The objectives for Todd Kreter, the Company’s Senior VP of Sensors Development and Operations, generally included providing product on time according to the delivery schedule, improving products, assisting in M&A opportunities, retaining and attracting personnel, improving efficiency and reducing cost, and aligning the Company’s research and development emphasis appropriately.

6.                                      Also, we note from the fifth paragraph on page 15 that if your corporate performance exceeds your performance targets, then the executives can earn an additional bonus of up to 50%.  Here, please explain how a certain level of achievement beyond the target amount matches with a certain payout.  For instance, is the matching proportional or otherwise?

Response:  The full 50% additional bonus would have been earned by the NEOs if the Company had achieved the revenue and operating income goals set forth under the “Maximum” column above in the Company’s response to Comment No. 4.  If the Company had achieved revenue and operating income which were less than the goals set forth under the “Maximum” column but more than the amounts set forth under the “Target” column, the additional bonus payable would have been proportional, or based on the level of the Maximum goal achieved when measured from the Target amount.  For example, if the performance had exceeded the Target goal by 25% (i.e., by 25% of the difference between the Maximum and Target amounts), then 25% of the additional bonus relating to such performance goal would have been payable.

7.                                      In the second paragraph on page 15, we note you granted options to your NEOs based on their individual performance, level of base salary, and position.  Please expand your disclosure by applying these (or other) factors to each NEO and providing more details on how you determined the size of the equity award.

Response:  Equity awards are made at the discretion of the Compensation Committee and are generally based on a consideration of the factors listed, as well as a consideration of recommendations by the CEO, the number of shares remaining in the option pool and the total options outstanding.  There is no set formula as to how each factor translates into specific awards for each NEO.  In Fiscal 2010, the Compensation Committee determined to grant the same number of options to each of the NEOs other than the CEO, who received a larger grant.  In light of the substantially similar levels of salary, performance and positions among the other NEOs, the Compensation Committee determined to maintain parity in the grants to the other NEOs.  For the CEO, the Compensation Committee believed it was appropriate to grant a larger award in keeping with his higher position and salary.

Outstanding Equity Awards at Fiscal Year-End Table, page 20

8.                                      We note that each option vests at the rate of 25% on each of the first four anniversaries of the grant date.  However, it does not appear you have shown the grant date in your disclosure.  Please provide the grant dates for the equity awards.

Response:  Each of the options granted under the Company’s option plans expires ten years from the grant date.  The Company has listed the expiration date of each option, as well as the vested portion of each option as of the end of the fiscal year, in the 2010 Proxy.  In future filings, the Company will provide additional information to more clearly indicate the vesting schedule for each option.

Director Compensation, page 22

9.                                      For each director, please disclose by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.

Response:  The Company has not granted any stock awards to its non-employee directors and no such awards were outstanding at fiscal year end.  At fiscal year end, the non-employee directors held options for the following number of shares of common stock:  Richard Char - 40,000; Kevin C. Daly, Ph.D. - 50,000; Gregory A. Miner — 535,000; John W. Seazholtz - 65,000; Joel Slutzky - 215,000; and Thomas L. Thomas - 65,000.  The Company will include such information in a footnote to the column entitled “Option Awards” in future filings.  The options held by each of the directors as of a recent date are also set forth in the footnotes to the Principal Stockholders table on page 26 of the 2010 Proxy.

*****

The Company plans to address these additional disclosure items in its future filings.  In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 270-9643.  Thank you very much for your assistance with this matter.

Sincerely,

ITERIS, INC.

/S/ JAMES S. MIELE

James S. Miele
Chief Financial Officer